Issuer Free Writing Prospectus
(relating to Preliminary Prospectus Supplement dated
November 2, 2026 and Prospectus dated October 21, 2026)
Filed pursuant to Rule 433
Registration Number 333-299570
WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
Final Term Sheet
$500,000,000 5.900% Senior Notes due 2037 (the “Notes”)
This pricing term sheet (the “Pricing Term Sheet”) relates only to the Notes described below and should be read together with Westinghouse Air Brake Technologies Corporation’s preliminary prospectus supplement dated November 2, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated October 21, 2026 (the “Base Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and the Base Prospectus and supersedes the information contained in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information included or incorporated by reference therein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.
Issuer:	Westinghouse Air Brake Technologies Corporation

Legal Format:	SEC-Registered

Size:	$500,000,000

Expected Ratings:(1)	Moody’s: Baa2 (Positive Outlook) S&P: BBB (Stable Outlook) Fitch: BBB (Stable Outlook)

Maturity Date:	February 25, 2037

Coupon (Interest Rate):	5.900%

Yield to Maturity:	5.936%

Spread to Benchmark Treasury:	T + 105 bps

Benchmark Treasury:	4.625% due August 15, 2036

Benchmark Treasury Price and Yield:	97-31+ / 4.886%

Interest Payment Dates:	February 25 and August 25, beginning on February 25, 2027

Day Count Convention:	30 / 360

Business Day Convention:	Following, Unadjusted

Par Call Date:	November 25, 2036 (the date that is three months prior to the maturity date)

Optional Redemption:
Prior to the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued thereon to the date of redemption, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	960386 AU4 / US960386AU45

Price to Public:	99.735%

Trade Date:	November 2, 2026

Settlement Date:(2)	November 4, 2026 (T+2)

Joint Book-Running Managers:
BofA Securities, Inc.
Citigroup Global Markets Inc.
PNC Capital Markets LLC
TD Securities (USA) LLC
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
FNB America Securities LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. Goldman Sachs & Co. LLC Huntington Securities, Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.
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(1) A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.
(2) We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this final term sheet, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”).  Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the Commission for more complete information about the issuer and this offering.  You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents for free by visiting EDGAR on the Commission website at www.sec.gov.  Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, PNC Capital Markets LLC toll-free at 1-855-881-0697 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.